

January 28, 2011

Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

Re: **BTHC XV, Inc.**
   Form 8-K/A#2
   Filed January 3, 2011
   File No. 0-52808

Dear Mr. Shanjiu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note you filed your initial Form 8-K on November 4, 2010, which included financial statements of Long Fortune for the fiscal years ended December 31, 2009 and 2008 and the interim period ended June 30, 2010. We note you amended your Form 8-K on December 6, 2010 to file Long Fortune's interim financial statements for the period ended September 30, 2010 and related disclosures. Finally, we note you amended your Form 8-K for the second time to include the same financial statements filed in your initial Form 8-K on November 4, 2010. Please note, further amendments to this Form 8-K should include, as appropriate, financial statements for the fiscal years ended December 31, 2009 and 2008 as well as interim financial statements for the period ended September 30, 2010. Interim financial statements for the period ended June 30, 2010 are no longer required in your amended Form 8-K. Please note that your interim financial statements for the period ended September 30, 2010 should address all comments previously issued and those issued below. Also, the other content of your amended Form 8-K should include updated information for the interim period ended September 30, 2010 (e.g. Results of Operations, Liquidity and Capital Resources, Risk Factors, etc.).

 Business Overview

The Underground Grand Canyon, page 9

2. We reissue comment six from our letter dated December 1, 2010. Please provide the basis for your belief that you are "one of the leading companies in the cave tourism sector in China." Your response indicates that such disclosure has been removed; however, we continue to note such statements on page 13 and 51. Also, please provide the basis for your belief that the visitors to your destination in 2009 are the largest number of visitors to any single cave in China.

3. We note response eight from your January 3, 2011 letter. Please expand your disclosure to include this information. In addition, the payment to Halter Financial should be disclosed in the certain relationships and related transactions section. Also, please explain the statement that the payment of $250,000 to Halter Financial was "for the benefit of the Company."

4. We note your response to comment nine from our letter dated December 1, 2010. Please provide citations to where the information is located in the Form 8-K. In addition, the World Tourism Organization information is from a third party citation, China Knowledge. Please provide citations to the direct source.

5. We reissue comment ten from our letter dated December 1, 2010. Please provide the citation to the source of all statistical information in the business section.

6. We reissue comment three from our letter dated December 1, 2010. Please provide a more detailed discussion of the competitive position in the industry, as required by Item 101(h)(4) of Regulation S-K. For instance, consider discussing whether some competitors have had longer operating histories and greater financial resources.

7. We note your response to comment 15 from our letter dated December 1, 2010 that you do not believe the standard cooperation agreement is material to your business. Please supplementally provide us with the percent of revenues attributable to contracts with the travel agencies. In addition, please disclose the amount that has been paid to travel agencies as a return based upon the number of visitors to your destination.

Risk Factors, page 26

8. We note your response to comment 24 from our letter dated December 1, 2010 and we reissue the comment. Please add back the reference to your advice of PRC Counsel, as that appears to be the basis for your belief. In addition, please identify counsel and file their legality opinion and consent as an exhibit.

9. We note your response to our prior comments 25 – 29. It appears based on your response that your management does not have prior experience, formal education or credentials

related to U.S. GAAP. Based on the foregoing, it appears that you do not have accounting personnel with sufficient experience in converting your books and records and preparing financial statements in accordance with U.S. GAAP. Please add a risk factor to describe those factors that impact your ability to prepare financial statements and to convert your books and records to U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Condition, page 50

10. We reissue comment 32 from our letter dated December 1, 2010. The Management's Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Results of Operations, page 51

11. We reviewed your response to our prior comment 35. With regard to your discussion of the changes in revenues for each period presented, please revise to quantify the impact of the changes in ticket price and changes in the number of visitors on your revenues (e.g. price increases resulted in an increase in revenue of $X between periods whereas a decrease in the number of visitors from 247,000 to 238,000 impacted revenue by $Y).

Liquidity and Capital Resources, page 56

12. We reviewed your revised disclosure in response to our prior comment 37, noting you "plan to reduce the level of short-term loans [you] make to related parties." Please reconcile this statement with the fact that your amounts due from related parties increased from $11.2 million at June 30, 2010 to $14 million at September 30, 2010.

13. We reviewed your revised disclosure in response to our prior comment 37. We note that if you need additional liquidity, you will "seek to collect on the related party loans you have made." Consistent with your risk factor disclosure on page 32, please revise to disclose your ability to compel repayment of these related party loans should you need additional sources of capital in the next 12 months. Also, explicitly clarify the impact to your operations if you are unable to generate sufficient funds to meet your working capital requirements.

Board Meetings, page 70

14. We note the related businesses associated with your president and CEO and the related party loans. Your disclosure in the certain relationships and related transactions section indicates that the businesses are complimentary and loans are made "with a view toward potentially developing and supporting strategic ventures and or engaging in other transactions in the future." Please provide a detailed discussion of the potential conflicts of interest and how conflicts of interest will be handled. Also, it appears that you may be considering acquiring this related business. If so, please discuss.

Loans to Related Parties, page 75

15. We partially reissue comment 41 from our letter dated December 1, 2010. Please revise this section and the guarantees section to provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Legal Proceedings, page 79

16. As previously requested in comment 43 of our December 1, 2010 letter, please expand your discussion of the alleged breach of the Exclusive Service Agreement to provide the background and basis for the action.

Exhibits

17. We note your response 48 from the company's January 3, 2011 letter and in this regard, reissue our previous comment. Please file the previously referenced exhibits in their entirety. To the extent that you believe the exhibits have been filed in their entirety, please address each exhibit individually and confirm the exhibit has been filed in its entirety, and provide the specific reason the referenced exhibits, schedules and/or attachments were not filed as part of the agreement.

Exhibit 99.1

Financial Statements for the Years Ended December 31, 2009 and 2008

Notes to Consolidated Financial Statements

1. Organization and Nature of Operations, page 7

18. We note on November 12, 2008, Longong sold 100% of the equity interests in Longkong to Long Fortune Valley Limited. Please provide us with the ownership composition each of Longong and Long Fortune Valley Limited immediately prior to the consummation of such transaction along with your analysis of how you accounted for such transaction.

19. We note on December 29, 2009, Long Fortune Valley Limited sold 100% of the equity interests in Longkong to LFHK. Please provide us with the ownership composition each of Long Fortune Valley Limited and LFHK immediately prior to the consummation of the transaction along with your analysis of how you accounted for such transaction.

2. Significant Accounting Policies

Revenue Recognition, page 10

20. We note admission ticket prices and entertainment attraction fees are "generally" collected immediately prior to the visitor entering the Underground Grand Canyon. Please revise to clarify other times when ticket and attraction fees may be collected and how you recognize revenue.

21. Please tell us how discounts associated with the cooperative arrangements are recorded in your financial statements.

8. Related Party Transactions

(2) – Guarantees, Page 16

22. We note your response to our prior comment 62. Your response did not fully address our comment thus it will be partially re-issued. Please provide the disclosure required under FASB ASC 460-10-50-4(a)(4).

Exhibit 99.2

Interim Financial Statements for the Six Months Ended June 30, 2010 and 2009

General

23. We note your response to our prior comment 5 regarding your cooperation agreements with travel agencies. Please (i) clarify how you quantify (i.e. estimate, actual results, etc.) the liability related to the return you provide to travel agencies, (ii) tell us when you record this liability in your financial statements and your accounting treatment if the travel agent does not meet the quota yet you have accrued a return, if applicable, and (iii) provide us with your analysis of FASB ASC 605-50, supporting your recording of the return provided to the travel agency in cost and expenses.

24. Please note that interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. An affirmative statement that the financial statements have been so adjusted must be included with the interim financial statements. Please advise or revise. Refer to Rule 10-01(b)(8) of Regulation S-X.

Exhibit 99.3

Unaudited Pro Forma Financial Statements

25. Please update to provide a pro forma presentation as of and for the nine months ended September 30, 2010.

26. We note your response to our prior comment 50. We note from your disclosure that BTHC issued 17,185,177 shares at $0.001 par value to give effect to this transaction and it was accounted for as a recapitalization. Please address the following regarding your pro forma presentation:
a) The par value presented in the equity section is listed as $1. As BTHC was the legal acquirer and issued shares to Long Valley, it appears the par value should be $0.001. Please revise or advise.
b) As Long Valley is the acquirer for accounting purposes, the retained earnings of the company after the transaction should equal the retained earnings of Long Valley, adjusted for any transaction costs. The accumulated deficit of BTHC at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Please advise or revise your presentation and disclosure under adjustment b.

Closing Comment

You may contact Jamie Kessel, staff accountant at (202) 551-3727 or Brian Bhandari, review accountant at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551- 3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Jeffrey Rinde, Esq.
       (917) 332-3009